August 15, 2013

Ms. Suzanne Hayes

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	The PNC Financial Services Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 1, 2013
Form 10-Q for the Quarterly Period Ended March 31, 2013
Filed May 9, 2013
File No. 001-09718

Dear Ms. Hayes:

As discussed with Ms. Rebekah Lindsey on August 12, 2013, this letter confirms that we currently intend to file PNC’s response letter to the staff’s letter dated August 7, 2013, by September 5, 2013.

Sincerely,

/s/ Robert Q. Reilly
Robert Q. Reilly
Executive Vice President and Chief Financial Officer
The PNC Financial Services Group, Inc.

cc: Ms. Rebekah Lindsey